UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

February 2, 2011

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on February 1, 2011.

Luxottica: monthly update on share buyback program

Milan, Italy - February 1, 2011 - In connection with the share buyback program approved at the Shareholders’ Meeting on October 29, 2009, and launched on November 16, 2009, Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) announced today that during the month of January it purchased under that buyback program an aggregate amount of 285,000 shares on the Milan Stock Exchange’s Mercato Telematico Azionario (MTA) at an average unit price of Euro 22.67 per share, for an aggregate amount of Euro 6,462,359.

Since the launch of the program, Luxottica Group purchased an aggregate total amount of  4,995,454 of its shares, at an average unit price of Euro 19.27 per share, for an aggregate amount of Euro 96,279,223.

Contacts Luxottica Group

Ivan Dompé	Alessandra Senici
Group Director of Corporate Communications	Group Director of Investor Relations
Tel.: +39 (02) 8633 4726	Tel.: +39 (02) 8633 4718
Email: ivan.dompe@luxottica.com	Email: InvestorRelations@Luxottica.com

Luca Biondolillo
Group Director of International Communications
Tel.: +39 (02) 8633 4668
Email: luca.biondolillo@luxottica.com

www.luxottica.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: February 2, 2011	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER